SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For August 8, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of a notice filed by the Company with the Chilean Superintendencia de Valores y Seguros on August 8, 2002.

                                                  Santiago, August 7, 2002


Mr. Alvaro Clarke de la Cerda
Superintendency of Securities and Insurance
Teatinos 120
Personal Delivery

                           Re:  Communicates exchange of
                                shares and enclosed form No. 3
                                TELEX - CHILE S.A.
                                Registration in Securities
                                Registry No. 0350

Dear Sir:

         In view of the provisions in Circular No. 660 of the Superintendency of Securities and Insurance, I hereby inform the Superintendency that at the Board of Directors Meeting of Telex-Chile S.A. held on August 5, 2002, the Board agreed to proceed with the exchange of shares on August 29, 2002. Such exchange corresponds to the reduction by ten times the number of shares in which the Company's capital is divided, and which was agreed at the Extraordinary Meeting of Shareholders held on July 17, 2002.

         Please find enclosed form number 3 of the Circular, which details the exchange of shares.

                                         Yours truly

                                         Alejandro Rojas Pinaud
                                         General Manager
                                         TELEX - CHILE S.A.


c.c.:  Santiago Stock Exchange
       Chilean Electronic Stock Exchange
       Valparaiso Stock Exchange

                                  FORM No. 3
                              CIRCULAR 660 OF THE
                  SUPERINTENDENCY OF SECURITIES AND INSURANCE

                              EXCHANGE OF SHARES

    0.01 Original information: YES.    0.02      Date of dispatch: 08-07-2002.
                               ----                                -----------

1.  COMPANY'S IDENTIFICATION  AND  MOVEMENT IDENTIFICATION
    1.01 R.U.T.    94.675.000-K.       1.02      Date of dispatch
                   --------------                original form:    08-07-2002.
                                                                   -----------

    1.03 Company's name:        TELEX-CHILE S.A.
                                ----------------------------------------------
    1.04 Registration in                     1.05      Affected
         Securities Registry:   350.                   series:   Single series
                                ---------                        -------------
    1.06 Stock code:                         1.07      Indiv.
                                TELEX.                 event:
                                ---------                        -------------

2.  EXCHANGE AGREEMENT
    2.01 Date of the            08-05-2002.
         agreement:             --------------
    2.02 Agreement:             3.              (1: Ordinary Meeting of
                                --------------  Shareholders.; 2: Extraordinary
                                                Meeting of Shareholders.;
                                                3: Board of Directors Meeting)

3.  SHARES AND SHAREHOLDERS WITH RIGHT
    3.01 Number of Shares:      4,691,058,511   3.02  Closing date:
                                --------------                      -----------

6.  EXCHANGE FEATURES
    6.03 Exchange date:         08-29-2002.
                                ---------------
    6.04 Series to exchange:    Single series
                                ---------------
    6.05 Shares post event      469,105,851
                                ---------------
    6.08 Share factor:          0.1              share to receive in exchange
                                ---------------  x 1 w/right.

7.  COMMENTS
    The informed exchange of shares corresponds to the fulfillment of the reduction of the number of shares of the Company, agreed upon at the Extraordinary Meeting of Shareholders held on July 17, 2002. The most relevant matters of the Meeting are as follows:

    - It was agreed to reduce by ten times the Company's capital, so that to each shareholder corresponds one share for ten of the old shares he has at the date of the exchange.
    - It was agreed to empower the Directory to adopt all the necessary agreements for the fulfillment of the exchange of shares, and to fix the date for the exchange.
    - With regard the fraction of shares that may result from the exchange, both the shareholders at the Extraordinary Meeting and the Directory agreed on the following:
         1. All the resulting fractions will be reduced to the immediately inferior whole number;
         2. No shareholder will keep less than one share as a result of the reduction of the number of shares;
         3.  Telex - Chile will proceed with the Santiago Stock
             Exchange, and on behalf of its shareholders, to sell the totality of the shares that resulted from the fraction indicated above, and what is obtained in the sale will belong to the owner of such fractions; and
         4. Each shareholder owner of the fractions of shares which were reduced to the inferior whole number as previously indicated, will be given the amount of such fraction in conformity with the sale price for each share for all the shares that resulted from the sale, payment will be at the shareholders disposition beginning the day after the date of the exchange.
    - With regard to the ADR's issued by the Company, which are traded on the New York Stock Exchange (NYSE), in New York, United
         States, the shareholders at the Extraordinary Shareholders
         Meeting agreed to empower the Directory to take such steps to reflect, with regard to such amounts, the reduction in the number of shares in which the Company's capital is divided. Likewise, the Directory is empowered to agree on the exchange, procedures, opportunities and other necessary terms and conditions, and also to execute all the necessary acts and contracts which may be deemed appropriate. By virtue of an agreement adopted at the informed Directory Meeting, powers were delegated to Telex -
         Chile's General Manager.

DECLARATION: The information contained in this form is the faithful expression of truth, for it I assume the corresponding legal responsibility.

Legal Representative: Alejandro Rojas Pinaud-- General Manager--
                      Telex-Chile S.A.

Signature         :

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  August 8, 2002